UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Elephant & Castle Group Inc.
(Name of Issuer)

Common Shares, No Par Value
 (Title of Class of Securities)

286199-20-3
(CUSIP Number)

Roger Sexton
Elephant & Castle Group Inc.
1190 Hornby Street
Vancouver, British Columbia
 Canada V6Z 2K5
 (604) 684-6451
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 286199-20-3	13D/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Richard H. Bryant I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF,OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 286199-20-3	13D/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Roger Sexton I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 286199-20-3	13D/A	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Peter Laurie I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON CERTAIN SHARES 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 286199-20-3	13D/A	Page 5 of 8 Pages

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D filed by Messrs. Bryant, Sexton and Laurie (the “Reporting Persons”) on August 19, 2005 (the “Statement”). The Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

Item 1.	Security and Issuer.

This Amendment relates to Common Shares, no par value, of Elephant & Castle Group Inc., a corporation formed under the laws of the province of British Columbia, Canada (the “Issuer”), whose principal executive offices are located at 1190 Hornby Street, Vancouver, British Columbia V6Z 2K5 Canada.

Item 2.	Identity and Background.

The information previously reported in this Item 2 of the Statement with respect to Messrs. Bryant, Sexton and Laurie is incorporated by reference herein.
Item 3.	Source and Amount of Funds or Other Consideration.

The information previously reported in this Item 3 of the Statement is incorporated by reference herein.

(a) On September 30, 2005, Mr. Bryant acquired 39,596 Common Shares at a price of Cdn$0.12 per share.

On September 30, 2005, Mr. Bryant acquired 27,579 Preferred Shares, Series A at a price of Cdn$0.37 per share.

On December 31, 2005, Mr. Bryant acquired 39,596 Common Shares at a price of Cdn$0.12 per share.

On December 31, 2005, Mr. Bryant acquired 27,579 Preferred Shares, Series A at a price of Cdn$0.37 per share.

On March 31, 2006, Mr. Bryant acquired 39,596 Common Shares at a price of Cdn$0.12 per share.

On March 31, 2006, Mr. Bryant acquired 27,579 Preferred Shares, Series A at a price of Cdn$0.37 per share.

On August 3, 2006, Mr. Bryant acquired 39,596 Common Shares at a price of Cdn$0.12 per share.

On August 3, 2006, Mr. Bryant acquired 27,579 Class A Preferred Shares, without par value at a price of Cdn$0.37 per share.

(b) On September 30, 2005, Mr. Laurie acquired 16,498 Common Shares at a price of Cdn$0.12 per share.

CUSIP No. 286199-20-3	13D/A	Page 6 of 8 Pages

On September 30, 2005, Mr. Laurie acquired 11,491 Preferred Shares, Series A at a price of Cdn$0.37 per share.

On December 31, 2005, Mr. Laurie acquired 16,498 Common Shares at a price of Cdn$0.12 per share.

On December 31, 2005, Mr. Laurie purchased 11,491 Preferred Shares, Series A at a price of Cdn$0.37 per share.

On March 31, 2006, Mr. Laurie purchased 16,498 Common Shares at a price of Cdn$0.12 per share.

On March 31, 2006, Mr. Laurie purchased 11,491 Preferred Shares, Series A at a price of Cdn$0.37 per share.

On August 3, 2006, Mr. Laurie purchased 16,498 Common Shares at a price of Cdn$0.12 per share.

On August 3, 2006, Mr. Laurie purchased 11,491 Class A Preferred Shares, without par value, at a price of Cdn$0.37 per share.

Item 4. Purpose of Transaction.

The information previously reported in this Item 4 of the Statement is incorporated by reference herein.

The securities purchased by Mr. Bryant disclosed in Item 3 above were purchased for investment purposes.

The securities purchased by Mr. Laurie disclosed in Item 3 above were purchased for investment purposes.

On January 22, 2007, the Issuer entered into an Arrangement Agreement (the “Arrangement Agreement”) with Repechage Investments Limited, a corporation incorporated under the laws of Newfoundland and Labrador, Canada (“Repechage Investments”), and Repechage Restaurants Group Ltd., a wholly-owned subsidiary of Repechage Investments and a corporation incorporated under the laws of Canada (“Repechage”), which resulted in the acquisition by Repechage of all of the outstanding securities of the Company by way of a plan of arrangement (the “Arrangement”) pursuant to Section 288 of the Business Corporations Act (British Columbia).

The Arrangement closed and became effective on April 20, 2007 (the “Closing Date”). As a result, all of the Issuer’s Common Shares held by Reporting Persons were transferred to Repechage.

CUSIP No. 286199-20-3	13D/A	Page 7 of 8 Pages

Item 5. Interest in Securities of the Issuer.

(a)	As of the Closing Date, the Reporting Persons do not own any of the Issuer’s Common Shares

(b)	Not applicable.

(c)	Except as described in Item 4 above, the Reporting Persons did not effect any transactions in the Common Shares during the sixty (60) days preceding the date of this Schedule 13D/A.

(d)	Not applicable.

(e)	Effective as of the Closing Date, Repechage acquired all of the outstanding securities of the Issuer. Upon such acquisition, the Reporting Persons ceased to own any of the Issuer’s Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Arrangement and effective on the Closing Date, all options and warrants owned by the Reporting Persons were either cancelled or transferred to Repechage, such that the Reporting Persons are no longer parties to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1.	Agreement of Joint Filing dated August 17, 2005 among the Reporting Persons (incorporated by reference to Exhibit 3 to the Statement).

2.	Arrangement Agreement dated January 22, 2007 among Repechage Investments, Repechage and the Issuer

CUSIP No. 286199-20-3	13D/A	Page 8 of 8 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATE: April 25, 2007

/s/ Richard Bryant
Richard H. Bryant

/s/ Roger Sexton
Roger Sexton

/s/ Peter Laurie
Peter Laurie